October 9, 2008 By Electronic and Overnight Delivery Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3561 Washington, D.C. 20549-0404 Attention: Jennifer Thompson

Re: Lithia Motors, Inc Form 10-K for the Fiscal Year Ended December 31, 2007 Filed April 11, 2008 File No. 1-4733

Ladies and Gentlemen:

     Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2008, relating to the above referenced filing (the “Filing”).

     In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Liquidity and Capital Resources, page 40

1.	We note your disclosure of non-GAAP cash flows from operations for the year ended December 31, 2007. Please ensure that any non-GAAP measures you present fully comply with the guidance in Item 10(e) of Regulation S-K and the guidance in our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, if you present this non-GAAP measure in future filings, please also disclose the non-GAAP cash flows from financing activities so that the full impact of this classification change is transparent to a reader.

     We have reviewed the guidance in Item 10(e) and the guidance in your related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We submit that we met all of the criteria prescribed by Item 10(e) except for providing a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

     In future filings, we will include the following reconciling table, including a disclosure of the non-GAAP cash flows from financing activities to ensure a complete and transparent reconciliation of this classification change:

December 31,	2007	2006

Net cash provided by (used in) operating activities - as reported	$ (49,211)	$ 37,939
Effect of GMAC reclassification	85,576	2,606

Net cash provided by operating activities - non-GAAP	36,365	40,545

Net cash provided by financing activities - as reported	124,908	114,872

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Effect of GMAC reclassification	(85,576)	(2,606)

Net cash provided by financing activities - non-GAAP	$ 39,332	$112,266

Item 9A. Controls and Procedures, page 52

2.	We note your disclosures concerning your material weaknesses beginning on page 54. For each of your revenue recognition and VBIP material weaknesses, please tell us whether this material weakness was limited to fiscal year 2007 or whether it impacted earlier periods, and tell us how you determined this. Additionally, please provide us with your materiality analysis for each of the first three quarters of 2007 and any affected prior years to support your conclusion that no adjustments to prior periods were necessary. Your materiality analysis should address the misstatements separately and in the aggregate, consistent with the guidance in SAB Topic 1:M.

     The Revenue Recognition Material Weakness was not limited to fiscal year 2007, as this weakness was the result of informal policies and procedures that were inconsistently applied in previous years. In order to evaluate whether the policy was inconsistently applied in previous years, we performed revenue recognition cutoff test work over a large sample of transactions spanning the three year period ended fiscal 2007, whose results were extended to the entire population of revenue transactions surrounding the respective cutoff periods. Based on our testing, we quantified the error that existed at the end of each quarterly and annual period for fiscal years 2005 through 2007. The quantitative impact of the revenue recognition error by quarter and fiscal year is noted in the attached materiality analysis (Attachment A).

     The impact to net income that resulted from the revenue recognition cutoff error for fiscal years 2005 through 2007 was not greater than .7% under the iron curtain method and 1.3% using the rollover method measured on an annual basis. We did not extend our testing or quantify the error that might have existed at the end of fiscal 2004. As a result, the materiality impact for fiscal 2005 reflected on the accompanying Attachment A does not include the rollover effect of the error that would have existed at the end of fiscal 2004. We believe the error that would have occurred in years prior to fiscal 2005 would have been consistent in terms of volume (as a percentage of revenue and net income) to the errors noted in fiscal 2005 through 2007. In addition, a comparable error existing at the end of fiscal 2004 would not have been material to retained earnings or total stockholders’ equity on January 1, 2005. On a quarterly basis the errors were not greater than 2.1% as measured against reported quarterly net income using the rollover method, with the exception of the 4.8% error (using the 3 month interim loss) that occurred in the fourth quarter of fiscal 2007. As the error was discovered prior to issuing our 2007 Form 10-K, we determined it appropriate to correct the revenue recognition cut-off error at December 31, 2007 prior to the issuance of the financial statements. The result of the correction of the error on a rollover basis was a 4.8% understatement of the net loss reported in the fourth quarter of fiscal 2007. We had a net loss of approximately $5 million during the fourth quarter which, by historical comparison, was an unusual result. The 4.8% understatement of the fourth quarter on a rollover basis did not materially impact the loss or the trend in earnings.

     The most significant interim error as a percentage of net income using the iron curtain method occurred in the first quarter of fiscal 2007. In that period, the error using the iron curtain method was approximately 5.9% (assumes non annualized income). We do not believe the error to be quantitatively material to the financial statements under the iron curtain method in any quarterly or annual period in fiscal years 2005 through 2007. Broadly speaking, we do not believe the revenue recognition error (which consisted of revenue transactions being recognized too early in the financial statements) is appropriately analyzed using the iron curtain method, as the error occurs twice in any interim/annual period. In any given period, revenue and net income are understated as a result of revenue transactions being incorrectly recognized in the preceding period, and overstated as a result of revenue transactions being recognized too early at the end of the current period. As both errors have an offsetting impact within each period, we believe the most appropriate way to evaluate the materiality impact of the revenue recognition cutoff error is using the rollover basis. For this specific type of error, if we were to consider amending any previous quarterly filings due to the iron curtain quantitative analysis, the filings would be amended using the

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rollover approach which would have the effect of greatly reducing the impact of the error to any one reporting period.

     We also had the following qualitative considerations in our analysis:

  In all fiscal years, management’s performance goals were not impacted as a result of the passed adjustments.
  The passed adjustments do not mask a change in earnings or other trends in any period.
  The passed adjustments do not change net income to a net loss.
  The passed adjustments do not hide a failure to meet analysts’ consensus expectations for earnings per share or have a smoothing effect on income.
  The passed adjustments do not impact our compliance with financial debt covenants: The Fixed Charge Coverage, Cash Flow Leverage, and the Current Ratio present in our debt agreements would not have changed materially when viewed on either method.

     Although the actual impact of the revenue recognition error was not deemed to be material to previous filings, the design and operation of our internal controls over revenue recognition, including accounting for revenue cut-off, were deemed to be deficient as they did not reduce the likelihood that misstatements related to revenue recognition (which could be material) would be prevented or detected in a timely manner. Accordingly, we have reflected the deficiency as a material weakness while determining no amendment to previously reported results was necessary.

     The impact of improper reporting of vehicles sold to the manufacturers in order to qualify for volume-based incentive programs (VBIP Material Weakness) was assessed by independent counsel based on their investigation performed under the direction and supervision of the Audit Committee. Upon finalization of the investigation and the issuance and evaluation of a report prepared by independent counsel, the Audit Committee and senior management concluded that the financial statement impact of the improperly recognized incentive rebates was de minimis to the financial statements at December 31, 2007 and to prior periods both on a quantitative and qualitative basis. It was determined that the fiscal 2006 error identified pursuant to the investigation resulted in an aggregated overstatement of less than $60,000 on a net income basis. The balance of the findings that occurred in fiscal 2007 was approximately $120,000 on a net income basis, with a portion of the improper transactions occurring in the fourth quarter which were corrected before the issuance of our financial statements. The misstatements in any of the first three quarters of 2007 were de minimis on a quantitative basis. From a qualitative perspective, the investigation concluded that the improper transactions that occurred in fiscal 2006 and 2007 were carried out by store level general managers for purpose of self enrichment by way of achievement of higher bonus thresholds and not directed in any way by senior management or conducted by them to manage earnings, achieve target performance levels, meet financial covenants or the like, and we therefore judged the incentives earned from improper reporting of vehicles sold to the manufacturers to be de minimis from a qualitative perspective as well. Since the impact of the VBIP errors were deemed to be de minimis considering the guidance in SAB topic M:1 and M:2, such errors are not included in the materiality analysis noted in Attachment A. Although the impact of the VBIP error was deemed de minimis to previous filings, the design and operation of our internal controls over the reporting of vehicles sold to the manufacturer and addressing the results of manufacturer audits were deemed to be deficient as they did not reduce the likelihood that misstatements related to VBIP (which could be material) would be prevented or detected in a timely manner. Accordingly, we have reflected the deficiency as a material weakness while determining no amendment to previously reported results was necessary.

     In summary, we do not believe the judgment of a reasonable person relying upon the previously issued reports would have been changed or influenced by the passed adjusting entries related to the revenue recognition errors or the de minimis effect of the improper recognition of volume based incentives. Therefore, we concluded that based on the guidance in SAB Topic M:1 and M:2, a restatement of prior period financial statements was not necessary.

Form 10-Q for the Period Ended June 30, 2008

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Management’s Discussion and Analysis, page 18

3.	We note your presentation of non-GAAP net income and non-GAAP earnings per share. Please ensure that any non-GAAP measures you present fully comply with the guidance in Item 10(e) of Regulation S-K and the guidance in our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

     We have reviewed the guidance in Item 10(e) and the guidance in your related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We submit that we met all of the criteria prescribed by Item 10(e) except for providing a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

     In future filings, when we present a non-GAAP measure, we will also include a reference to a reconciliation table within the document. An example of the table we will reference is on pages 27 and 28 of our Form 10-Q filed for the period ended June 30, 2008.

Note 7. Discontinued Operations, page 7

4.	We note that you had three stores classified as held for sale at December 31, 2007 and 14 stores classified as held for sale at June 30, 2008. We also note your statement that you did not dispose of any stores during the first six months of 2008. We have the following comments:

It appears that the three stores that were held for sale at December 31, 2007 may have been classified as held for sale for more than 12 months as of June 30, 2008. If our understanding is correct, please explain in reasonable detail how you determined that you met the criteria of paragraph 30 of SFAS 144 at the time that you first classified such stores as held for sale and how you determined that you met the criteria of paragraph 31 of SFAS 144 once the stores had been classified as held for sale for one year.

     As more fully described in our response to question six, we perform an internal evaluation of our store performance, on a store-by-store basis, in the last month of each quarter. If a particular location does not meet certain return on investment criteria established by our management team, the location is targeted for potential disposition. If a store that has been identified for potential disposition does not improve its operations for an extended period of time, the decision is made to divest the location. Additional factors we consider that may result in the disposition of a location include capital commitment requirements, our estimate of local market and franchise outlook, and the geographic location of certain stores.

     In the fourth quarter of 2006, we identified two locations in California that did not meet the performance criteria outlined above. In the second quarter of 2007, we identified an additional location in California that did not meet the performance criteria outlined above. At those times, we committed to divest the stores.

     Paragraph 30 of SFAS 144 specifies six criteria that an entity must meet to classify a long-lived asset or a disposal group as held for sale. Upon finalizing our decision to sell the stores (disposal groups), we evaluated the six criteria on a store-by-store basis to ensure reclassification to assets held for sale was appropriate under SFAS 144:

  As discussed above, our executive management group, possessing the necessary authority, committed to a plan to sell the stores.
  The three stores were available for immediate sale in their present condition. The sales were subject only to terms that were usual and customary for sales of such groups.
  We initiated an active program to locate buyers and took other actions that were required to sell the stores. We enlisted the services of brokers who specialize in dealership purchase and sale transactions. We also contacted certain individuals doing business in the markets where the stores were located to determine if the stores were of interest to them. Although not required, we also notified the respective manufacturers to alert them to direct any prospective buyers to us.

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  We believed there was a market for the stores and that their sale was likely. We also expected to record the transfer of the asset as a completed sale within one year. We have had a history of disposing of underperforming locations dating back to 2003. From December 31, 2003 through December 31, 2006, we had moved 4 stores to held for sale status, and completed the sale of all locations within one year.
  We actively marketed the asset for sale at a price that was reasonable in relation to the then current estimated fair value. As discussed above, we enlisted the services of brokers and the manufacturer in marketing the facilities. We also utilized a network of contacts and dealers in the market area to ensure parties were aware that the locations were available for purchase. An evaluation of all tangible and intangible assets and liabilities associated with the stores classified as held for sale was completed, and the disposal groups were recorded at their estimated fair value, resulting in the recognition of impairment charges in our consolidated financial statements.
  We believed it was unlikely management would make significant changes to the plan or withdraw the plan. We have not, to date, withdrawn any plan related to the disposal of locations made available for sale.

     Therefore, we concluded that we met the criteria established by paragraph 30 of SFAS 144 and that classifying the locations as held for sale was appropriate.

     By the fourth quarter of fiscal 2007, a downward trend in year-over-year automobile sales had begun to materialize. Credit markets began to tighten as a result of the collapse of the housing market with a corresponding impact on vehicle sales, In addition, domestic manufacturers’ upcoming product lines began to be scrutinized as not meeting the needs of customers given the current environment. The three locations we had classified as held for sale were domestic franchises in metropolitan areas of California. These factors and others led us to conclude that circumstances had arisen that were previously considered unlikely that impacted the interest of buyers for the stores available for sale.

     During the second quarter of fiscal 2008, the automotive retail market was severely impacted by the acceleration of a number of negative factors:

  The price of oil increased to over $140 per barrel, driving the price of gasoline and diesel above $4.00 per gallon;
  The value of used large trucks and SUVs declined due to reduced consumer demand and a shift in consumer demand towards cars, reducing dealer profits and creating significant negative equity for many customers attempting to trade in vehicles;
  The Detroit three automakers experienced significant declines in sales performance and rumors of potential bankruptcy began to circulate; and
  The seasonal improvement in automobile sales typically experienced in the second quarter did not materialize.
  The impact of the credit crunch negatively affected availability of debt financing. Given the highly capital-intensive nature of automotive retailing, this required even greater capital investment by any potential buyer.

     All of these negative factors resulted in most existing dealer-operators, who are typically the qualified and interested buyers for our dealerships held for sale, focusing on their current business and taking a ‘wait-and-see’ approach towards acquiring additional locations. This was particularly true when considering the outlook for domestic locations in an import-centric market like California.

     Once the locations had been held for sale for a period of one year, we evaluated whether we met the criteria discussed in paragraph 31of SFAS 144. We considered the requirements of paragraph 31(c) of SFAS 144, which states that the entity must evaluate whether it (1) initiated actions necessary to respond to the poor market conditions during the initial one-year period, (2) continues to actively market the asset at a price that is reasonable in view of market conditions, and (3) continues to meet all of the other criteria in paragraph 30 for classifying the asset as held for sale.

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     The three stores identified above represented some of the worst-performing locations in our portfolio. Their poor performance, coupled with the increasingly negative environment towards domestic franchises in California as discussed above, has necessitated a longer required period to complete the sale of these locations. Over the initial one-year period, we had entered into five separate preliminary asset sales agreements with parties on these locations, which confirmed that prospective Buyers were interested in these locations. For a variety of reasons, sales of these locations did not close. However, based on the progress made towards a sale multiple times, we concluded that a sale continued to be likely to occur.

     Over the period the disposal groups were available for sale, including the initial one year period from the date a decision was made to dispose, we continued to lower the price of the three dealerships. We recorded additional impairment charges to recognize the assets at estimated fair value based on the outlook for potential sale proceeds. We also entered into a number of negotiations attempting to pair less desirable stores with more desirable stores to facilitate the sale of both locations. We believe our response to the declining economic factors, diminishing sources of credit with financially viable terms, and overall uncertainty surrounding the future of certain domestic manufacturers demonstrated that we took:

  actions necessary to respond to a change in circumstances; and
  that the assets were and continue to be actively marketed at a reasonable price given the continuing changes in circumstances.

     Finally, for these three locations, we evaluated the six criteria in paragraph 30 of SFAS 144 and concluded that we continued to meet the required criteria. Therefore, we believe that the stores should remain in discontinued operations.

     We note that as of the date of this letter, one of the locations has been sold, and another location has been closed. The third location continues to be actively marketed, and we are aggressively re-pricing it to affect a timely sale.

     We submit that based on the discussion outlined above, we continually met the criteria of paragraph 30 and 31 of SFAS 144 as of December 31, 2007 and June 30, 2008, respectively.

We note from your Form 10-Q that the 11 stores classified as held for sale during the second quarter of 2008 were underperforming stores. Given the continued weak economic environment noted in both your Form 10-K and this Form 10-Q and the fact that you may have experienced recent difficulties selling certain stores classified as held for sale, please explain to us in reasonable detail how you determined these stores met all of the criteria of paragraph 30 of SFAS 144. In future filings, given the significant number of stores classified as held for sale, please consider expanding your explanation to your readers of how these stores meet the criteria to be classified as held for sale, particularly if sales of these stores are not prompt.

     As discussed above, we perform an evaluation of store performance at the end of each quarter. During this meeting held in the second quarter of fiscal 2008, we identified eleven stores to be targeted for divestiture. In connection with this meeting, we evaluated the locations to ensure that they met all of the criteria of paragraph 30 of SFAS 144 as of June 30, 2008.

  As discussed above, our executive management group, possessing the necessary authority, committed to a plan to sell the stores.
  The stores were available for immediate sale in their present condition. The asset sales were subject only to terms that were usual and customary.
  We initiated an active program to locate buyers and took other actions that were required to sell the stores. We enlisted the services of brokers who specialize in dealership purchase and sale transactions. We also contacted certain individuals doing business in the markets where the stores were located to determine if the stores were of interest to them. Although not required, we also notified the respective manufacturers to alert them to direct any prospective buyers to us.
  We believed there was a market for the stores and that their sale was likely. We also expected to record the transfer of the asset as a completed sale within one year. Three of the locations newly designated as held for sale had signed agreements with a third-party buyer. The remaining eight dealerships were being marketed for sale through brokers and also through discussion with other potential buyers, usually competing dealers in the local market area. Due to the progress we had made towards the sale of the three locations classified as held for sale for over one year, receiving unsolicited offers on other locations not targeted for disposal, and the fact that in certain cases we had obtained signed asset sales agreements with buyers, we concluded it was likely the eleven stores would be sold within one year.

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  We actively marketed the asset for sale at a price that was reasonable in relation to current estimated fair value. As discussed above, we enlisted the services of brokers and the manufacturer in marketing the facilities. We also utilized a network of contacts and dealers in the market area to ensure parties are aware that the locations were available for purchase. An evaluation of all tangible and intangible assets associated with the stores was completed, and the disposal groups were recorded at estimated fair value, resulting in total impairment charges of approximately $35 million recorded in the second quarter of fiscal 2008.
  We believed it was unlikely management would make significant changes to the plan or withdraw the plan. We have not, to date, withdrawn any plan related to the disposal of locations.

     We note that through the date of this letter, we have closed on the sale of four of the fourteen locations held for sale at June 30, 2008. We have terminated operations at two facilities, including one that had been classified as held for sale for more than a year. Finally, we have preliminary, executed agreements on three additional locations, leaving five locations not sold or under preliminary contract. We remain committed to selling or closing these locations, and will continue to aggressively re-price the disposal groups in question to complete the divestitures.

     We submit that based on the discussion outlined above, we met the criteria of paragraph 30 of SFAS 144 as of June 30, 2008. In future filings, we will provide expanded disclosure as to how we specifically determined the stores met each of the six criteria to be classified as held for sale, as appropriate.

Note 9. Goodwill and Indefinite-Lived Intangible Assets, page 10

5.	We note that you determined that an interim goodwill impairment test was required based on your decision to dispose of approximately 10% of your stores, an adverse change in the business climate, your reduced earnings and cash flow forecast and a significant continuing decline in your market capitalization. We further note that as a result of this interim goodwill impairment test, you concluded that your goodwill was fully impaired. As it appears that many of the factors that led to your impairment existed prior to the second quarter of 2008, please explain to us in more detail how you determined that goodwill was not impaired in prior periods. Specifically:

Please provide us with copies of your goodwill impairment tests as of October 1, 2007 and June 30, 2008.

     We have included copies of our goodwill impairment tests for your review. In addition, we have provided as attachment B a general discussion of the Adjusted Present Value (“APV”) model valuation approach including a summary comparison of the significant assumptions included in our goodwill impairment tests performed as of October 1, 2007 and as of the second quarter of fiscal 2008.

Please confirm to us that there were no significant changes in circumstances between October 1, 2007 and December 31, 2007 such that an interim goodwill impairment test should have been performed as of December 31, 2007.

     We performed the annual evaluation of goodwill required under SFAS 142 as of October 1, 2007. Based on our APV model and additional assessment based on the market value of our stock, inclusive of a control premium and other factors, we concluded that no indication of permanent impairment of goodwill existed at that time.

     We considered the need to update our analysis through December 31, 2007 as well as at the beginning of April 2008, shortly before the filing date of the Form 10-K, and determined our performance was reasonably in line with the forecasted results used in the APV model as of October 1, 2007. At December 31, 2007 and at April 3, 2008, Lithia’s share price was $13.73 and $10.03, respectively, as compared with a

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book value per share of $25.37 per share. While the share price was below our book value, we have historically experienced temporary periods where this had occurred, and concluded there was no indication this was not a similar, temporary event.

     Our APV model is the main indicator for estimating the fair value of our reporting unit and evaluating the potential for impairment of goodwill. The APV model we utilized for our October 1, 2007 impairment test contained a number of key assumptions that contributed a significant amount of value. The assumptions were primarily related to improved vehicle sales growth rates and reduced overhead and sales costs due to improvements we were making in the sales process and centralization of certain administrative functions.

     In early April 2008, we contemplated the following to ensure an interim impairment test should not be performed as of December 31, 2007, as well as prior to the filing of the 10-K:

  No fundamental change in the overall economy and vehicle sales forecast – From the date of the original valuation and through early April 2008, we were not aware of any fundamental unexpected negative change in the overall macroeconomic environment exceeding declines already considered in the forecast used for our impairment test. In the first quarter of fiscal 2008, the independent external consulting firm JD Power had forecasted 2008 sales declines for total vehicle sales in the US at 6.8% compared to 2007. Note that the JD Power forecast included fleet sales, which were expected to decrease by over 20% due to the approach taken by the Big Three manufacturers to reduce such sales. Thus retail sales were expected to decrease less than the combined 6.8%. Given our initial assumption in the APV model of a decline in new vehicle sales in 2008 of approximately 2.3%, we performed a sensitivity analysis on the growth rate used assuming a total retail sales decline of 5.3% in 2008, consistent with our revised internal projections, and utilizing our ten year historical growth rate for the periods 2009 through 2012.
  Based on the results of our analysis, we concluded that assuming this sensitivity in salesprojections resulted in no indication of impairment. The APV model projections for sales growthwere based on the expectation that car sales would recover from the softening experienced in 2007and in the first quarter of fiscal 2008 through the balance of 2008. The market forecast by JDPower, as well as other publicly available forecast data in the industry, were specifically based onthe expectation that the softening in the overall economy and in car sales experienced in 2007 andinto the first quarter of fiscal 2008 would be of a short-term nature, with a recovery expected tooccur in the second half of 2008 and in 2009. Also, there was an expectation that the vehiclemanufacturers would be increasing their sales incentives in order to increase retail sales, as theyhad repeatedly and successfully done in the past to counter sales downturns.

  No fundamental change in our operations – From the date of the original valuation and through early April 2008, we were not aware of any fundamental unexpected negative change in our operations not considered in the forecast used for our impairment test. We were not aware of any events which would indicate the revenue enhancements and cost savings initiatives modeled in 2007 would not be achieved. We had forecasted declining results in 2008 from 2007. The forecast for the first quarter of fiscal 2008 was an overall loss of $2 million and actual results for the first quarter were materially consistent with this expectation. Overall, we had met the forecast utilized in our APV model for both the fourth quarter of fiscal 2007 and the first quarter of fiscal 2008.
  There had also been two positive developments in the first quarter of fiscal 2008, a decline in theoverall interest rate environment and improvement in our realized margins on sales of used cars.The declining rate environment would improve results as our exposure to variable interest ratesreduced interest costs. In addition, we expected that a lower overall interest rate environmentwould reduce the total cost to consumers to acquire vehicles and this would lead to improved saleslevels.

  No fundamental changes in our initiatives – We had started the implementation of the Assured Initiative, L2 Auto, and administrative centralization in late 2007 as significant changes in our business processes designed to improve customer loyalty, reduce the costs of delivering a vehicle for retail sale, and reduce the number of personnel required to operate a Lithia store. Through December 31, 2007 as well as through the filing of our Form 10-K, the initiatives continued to be implemented and were deemed to be performing as expected.

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     Given the above, we concluded that the analysis performed as of October 1, 2007 remained appropriate as of the date of the 10-K filing. We remained on track and committed to the initiatives as modeled in our APV analysis. We expected to continue to monitor progress against the financial plan and to consider the impact of both internal and external developments on the fair value of our business as the year progressed and actual operating and macroeconomic results became known.

Explain to us in a narrative the assumptions that differ in your October 1, 2007 and June 30, 2008 tests, the circumstances that led you to alter these assumptions, and the timing and magnitude of the changes in these circumstances.

     During the second quarter of fiscal 2008, there were a number of circumstances, driven by the significant changes to the overall economic climate, which materially altered our expectations for the remainder of 2008 and beyond. As discussed above, the US economy has continued to be impacted, at an accelerating rate, by rising oil prices, tighter consumer credit and a resultant reduction in consumer confidence. As we noted in a memorandum drafted as of June 30, 2008:

Historically, the Company has experienced a seasonal improvement in profitability beginning in the second quarter. However, in fiscal 2008, the Company did not observe the normal incremental improvement to revenues and profits it has experienced in the second quarter of prior years. Additionally, there has been significant news coverage both of the high prices of oil and gasoline, as well as the continued weakness of automotive manufacturers, particularly the Detroit Three (Chevrolet, Ford and Chrysler).

Due to the weakening economic environment and the Company’s heavy Detroit Three exposure, 11 locations were marketed for sale and moved to discontinued operations. An additional location was closed on June 16, 2008. These locations represented approximately $330 million in annualized revenues, or approximately 10% of the overall Company’s projected revenue for 2008.

As a further consideration, the Company’s closing stock price has continuously declined over the last year, from $23.66 on June 30, 2007, to $18.11 on October 1, 2007 (date of the last annual impairment test), to $13.63 per share on January 2, 2008 to $6.83 per share as of May 30, 2008. This represents a decrease of approximately 70% since June 2007, and of over 50% since the beginning of the year 2008.

     In the second quarter alone, there were two main factors that contributed to a material reduction in the sales forecasts in the industry: (a) The price per barrel for oil rose to more than $140.00 per barrel from around $100.00 per barrel at December 31, 2007, which materially impacted overall consumer demand for vehicles; and (b) A significant tightening of the global credit markets directly impacted the consumers’ ability to obtain financing for the purchase of vehicles at reasonable terms and conditions.

     Changes in these two factors occurring in the second quarter of fiscal 2008 were of an unexpected magnitude and unprecedented speed, and materially impacted the entire industry. Updated forecasts for sales in the US as provided by JD Power declined significantly in the second quarter of 2008 from the levels forecasted in the first quarter. In the second quarter, JD Power forecasted revised sales levels of 14.2 million units, down from 16.1 million units in 2007 – already a reduction from historical levels.

     In addition, rapid shifts in consumer demand for more fuel efficient vehicles caused an unexpected and material shift in sales mix away from the light trucks and SUVs that had been the mainstay of our sales volumes and profitability in the recent past. As a result, our actual same store total sales for the second quarter of fiscal 2008 were down by over 20%. Due to the significance of our sales of domestic vehicle brands, this shift is expected to impact our future results disproportionately compared to the industry.

     Furthermore, the unprecedented and unexpected decline in sales in the second quarter of fiscal 2008 resulted in a number of decisions to reduce all spending on growth initiatives, including store acquisitions,

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the Assured Initiative, L2 Auto, and administrative centralization. In addition, we took steps to eliminate all unnecessary capital expenditures and rapidly reduce the number of underperforming locations. The implementation of these initiatives requires time as well as significant upfront investing efforts. Due to the rapidly declining business results caused by the economic environment change, we decided to eliminate the implementation of or defer the initiatives until market conditions improved and the credit environment would allow for an easier financing of their implementation. Additionally, new available data showed that certain of the initiatives were not meeting our original internal projections related to increasing sales volumes and reducing costs.

     The factors noted above resulted in a significant impact on certain key assumptions included in the APV model as of October 1, 2007. The most material changes in assumptions made in the APV model as of June 30, 2008, include the following:

  Revenue Growth: The significant and unexpected deterioration of the economic climate and the tightening of the credit environment resulted in a material decrease in the expected future sales of vehicles in the industry. In addition, we had anticipated the implementation of our customer- friendly processes to contribute to the revenue growth at our stores. Actual sales through the first half of fiscal 2008 saw a reduction by 15% on a same-store basis. The impact of these two factors and actual sale experience in the first half of fiscal 2008 led us to significantly reduce our estimate of the growth rates for the years 2008-2012. Also, the longer-term revenue growth in the APV model (e.g. perpetuity period) was also revised downwards to include only an overall market inflation adjustment. This revision excluded any expected real increase in revenue driven historically by factors including forecasted expectations of population growth.
  Assured Initiative: During 2007 and into early 2008, we developed and were implementing a revised operating plan for use in our stores. The “Assured Initiative” included significant changes in how cars were to be sold which would have resulted in higher volumes of vehicle sales and reduced operating costs within each store location. This customer-friendly process eliminated the “haggling” sales process. The plan, as developed and implemented in certain locations, resulted in reduced costs and the number of employees required to deliver cars. These reductions produced a significant improvement in the leveraging of operating expenses. When the Assured Initiative was placed on hold, the expected cost savings generated by its implementation throughout our stores as assumed in our APV model as of October 1, 2007 were removed.
  Centralization: We anticipated savings from centralizing certain administrative functions at our corporate headquarters in Medford. This process has been slowed in the first half of fiscal 2008 and expected savings from this are not included going forward.

     After contemplating the decline in the economy, reduced current and future demand for vehicles, and the deferral of the key initiatives designed to improve operating margins, we concluded that significant revisions to the APV model were required in order to bring the forecasted results in line with current business expectations.

     In addition to the above, throughout the second quarter of fiscal 2008, Lithia’s share price continued to decline. Price per share was below $4.00 at certain points in the period. Based on an evaluation of the market’s reaction to the economic events as previously described and its impact on our overall market value, we determined that the reduction in share value was more than a temporary reaction to negative news or the impact of sales of large blocks of securities as we had experienced in the past, pushing our share price downwards, given the low liquidity in our stock. Therefore, we concluded that the expectation of a gradual rise back to historic levels within a reasonably short timeframe was no longer supportable.

     Given the conclusion that the decline in our share price was not temporary, we considered the need for an additional company risk premium to be applied to the discounting of the projected cash flows included in our APV model at June 30, 2008. The inclusion of this premium in the determination of the interest rate to be used in the APV model brought the overall value of Lithia within a range consistent with the trading price of our common stock (after consideration of a control premium) in the second quarter of fiscal 2008.

The revisions to the APV model, including:

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  reduced sales projections as a result of significant changes in economic and credit market conditions in the second quarter of fiscal 2008, and the deferral of our Assured Initiative;
  decreased projected operating cost savings as a result of the deferral of the Assured Initiative and the centralization of administrative functions; and
  the inclusion of a subject company risk premium

     had a material cumulative negative impact on the estimated value of Lithia. We have included a summary of the major assumptions used in the APV model as of October 1, 2007 and May 31, 2008 for your review. (Attachment B)

We note that the sensitivity analysis of reasonably likely changes presented in your critical accounting policy for goodwill within your December 31, 2007 Form 10-K indicated that the reasonably likely changes disclosed would not result in impairment. Please provide us with any other information you believe will assist us in understanding how changes in circumstances that were not reasonably likely at year end occurred in such magnitude and in such a short time that you went from a conclusion that even reasonably likely changes would result in no impairment to a conclusion that goodwill was fully impaired within a six month period.

     We note that on page 45 of our 2007 Form 10-K, we stated, “The effect of the changes in assumptions above, either on an individual basis, or cumulatively, would not have resulted in an impairment to the carrying value of goodwill during the 2007 annual impairment test.” Three assumptions were discussed in our critical accounting policies on the carrying value of goodwill:

  A change in projected growth rates;
  Cost savings associated with management’s forecast and business plans; and
  An increase in the discount rate.

     As discussed in detail above, unexpected and unprecedented material changes in the economic and credit environment caused us to revise certain key assumptions included in the APV model. Also, cost savings, particularly those associated with our Assured Initiative and administrative centralization, could not be realized in the current environment as we responded to the dramatic shift in economic conditions experienced by Lithia and the broader economy in the second quarter of fiscal 2008, and caused us to defer or stop the implementation of these measures.

     While we performed sensitivity analysis on the APV model’s projections as of October 1, 2007, we did not consider the changes in the factors noted above that occurred in the second quarter of fiscal 2008 to be reasonably likely at that time.

     The total impact of the changes to key assumptions materially reduced the estimated value of Lithia, as calculated by the APV model. The magnitude of the changes to these key assumptions contemplated in the critical accounting policies and use of estimates section of our Form 10-K were far exceeded by the events that transpired in the second quarter of fiscal 2008.

     We wish to emphasize to the Staff the inherent difficulties that existed in forecasting the extent and magnitude of the macroeconomic correction underway, and the effect such a correction would have on our business at the time we were evaluating the recoverability of our goodwill through the eventual date that we concluded a permanent impairment had occurred.

     By the second half of 2007, cracks in the credit market brought about by accelerating defaults on home mortgages had begun to appear in various forms including:

  The declining availability of consumer credit at commercially viable rates reducing the breadth of our potential customer base; and
  The willingness (including financial capability) of manufacturers to offer consumer incentives previously relied upon to reinvigorate car sales to sustainable levels customarily experienced by the industry.

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     The proliferation of these issues resulted in a rapid deterioration of business conditions through the second quarter of fiscal 2008. Further, rapidly escalating oil prices to unprecedented levels, and the potential for oil prices to increase even more, dramatically affected the confidence of the American consumer. Consequently, these factors diminished their willingness to purchase big ticket items such as automobiles and, more specifically, the profitable large trucks and SUVs then being offered by many of our manufacturers.

     By now, we are all aware of the change in the economic landscape that transpired over the last year; however, few had the foresight to forecast the degree and speed by which deteriorating credit markets would significantly undermine the overall health of the US economy.

     While in retrospect we acknowledge that some of the factors that ultimately gave rise to our decision to write-off the carrying value of our goodwill existed at dates prior to June 30 in varying degrees and forms, we considered all relevant information available at that time in concluding that the downward trend in projected automobile sales would be consistent in breadth, magnitude and timing of recovery with other historical economic contractions. We believe we acted prudently in concluding our goodwill was permanently impaired in the second quarter of fiscal 2008 consistent with the realization that the state of the automobile industry had suffered and the effect of the credit crisis had spread throughout the broader economy.

     We respectfully submit pages 20 and 45-46 of our 2007 Form 10-K, where we disclosed that material changes in factors such as our market capitalization and cash flows could result in a goodwill impairment charge. Both these factors were materially impacted by the events that occurred in the second quarter of fiscal 2008, leading to the impairment charge taken at June 30, 2008.

Given the significant impact this impairment had on your 2008 results, please expand your MD&A analysis of this impairment charge to more clearly explain these matters to your readers.

     Based upon a call with the Staff, we acknowledge your request to provide in future MD&A analysis a more extensive discussion on the factors we considered that resulted in our conclusion to record an impairment charge in the second quarter of fiscal 2008. The discussion would include identifying the revisions to certain key assumptions included in the APV model and will incorporate the principle elements set forth in response to question five above.

6.	We note that you determined that you had one reporting unit for purposes of testing goodwill for impairment. However, the disclosure under “Segment Reporting” in Note 1 to your Form 10-K appears to indicate that your stores may be operating segments under SFAS 131. With reference to the guidance in paragraphs 10-15 of SFAS 131, please explain to us whether your stores were operating segments under SFAS 131 at December 31, 2007. If your stores were operating segments, tell us how you considered whether this would have resulted in a change in your conclusion that no goodwill was impaired at December 31, 2007. Refer to paragraph 30 of SFAS 142.

     Pursuant to our evaluation of SFAS 131, we have concluded that our stores are not individual operating segments, and that we operate as one segment, automotive retailing. In making this determination, we have considered the guidance in paragraphs 10-15 of SFAS 131, as further discussed below.

        Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

  That engages in business activities from which it may earn revenues and incur expenses;
  Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
  For which discrete financial information is available.

     We define our chief operating decision maker, as described in paragraph 12 of SFAS 131, as our executive management group. Decisions regarding the allocation of resources are made by our executive management group. When making decisions about the allocation of resources, the executive management group on a regular basis reviews and assesses our operating results on an aggregated basis. Such decisions

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include commitment of capital related to specific locations, including investment in the construction of new facilities or improvements on existing facilities, allocation of used car inventories, changes in personnel, dispatching corporate employees to assist in operational improvement or training, and the allocation of any other company resources.

     The evaluation by the executive management group of our combined operating results is supported by the similar characteristics of our store population (similar working capital requirements, capital structures, historical sales trends and gross margins, products and services, target markets and customers, and distribution and marketing practices), and by the highly centralized nature of our operations, such as:

  centrally-located dealer management and other IT systems utilized by the stores;
  centralized cash management, financing and capital markets activity;
  centralized accounting and administrative functions performed by a shared services center;
  centralized forecasting, budgeting and capital expenditure plans;
  centralized store acquisition and divestiture plans;
  common inventory control procedures;
  common compensation plans;
  common marketing plans;
  standardized finance and insurance pricing and sales practices; and
  standardized vehicle sales processes.

     As a result of the factors noted above, we run our store operations as a single business and consequently, report as a single operating segment. Notwithstanding the fact that our executive management team evaluates our financial performance and makes decisions as to the allocation of resources on a consolidated basis, circumstances do arise, as more fully described in response to question four, where more discrete operations are not performing to expectation necessitating a more granular evaluation by our executive management team. This evaluation encompasses reviewing the financial performance of individual stores leading to a decision to allocate resources to remedy a specific problem or ultimately, the potential disposition of an individual store location.

     In our Form 10-K filed April 11, 2008, on page F-16 we noted that “we believe our stores possess similar economic characteristics, and would qualify for aggregation under SFAS No. 131 if they were determined to operate as separate segments”. We included the disclosure language on page F-16 to indicate that, although we believe we operate as one segment, if we determined our stores were separate segments, we would still aggregate their operations as proscribed by paragraph 17 of SFAS 131.

     We respectfully submit that this disclosure could be confusing to a reader, and our future filings will contain the following (or substantially similar) language in respect to disclosure regarding segment reporting:

Based upon definitions contained within SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information,” an operating segment is a component of an enterprise:

  that engages in business activities from which it may earn revenues and incur expenses;
  whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
  for which discrete financial information is available.

We define the term ‘chief operating decision maker’ to be our executive management group. Currently, all operations are reviewed on a consolidated basis for budget and business plan performance by our executive team. Additionally, operational performance at the end of each reporting period is viewed in the aggregate by our management group. Any decisions related to changes in personnel, dispatching corporate employees to assist in operational improvement or training, or to allocate other company resources are made based on the combined results.

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We operate in a single operating and reporting segment, automotive retailing. We sell new and used vehicles, vehicle maintenance and repair services, vehicle parts, and financing and insurance products.

* * * * *

     Lithia believes the responses provided above address the staff's comments, and further acknowledges that:

  Lithia is responsible for the adequacy and accuracy of the disclosure in the Filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and
  Lithia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (541) 776-6868 or via facsimile at (541) 858-3279.

Very truly yours, Lithia Motors, Inc. /s/ Jeffrey B. DeBoer Jeffrey B. DeBoer Senior Vice President and Chief Financial Officer (Principal Financial Officer)

cc: Sidney B. DeBoer, Chairman and Chief Executive Officer Kenneth E. Roberts, Esq., Foster Pepper LLP

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